                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                           KRUG INTERNATIONAL CORP.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, No Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  501067102
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


     Ronald Vannuki, 100 Wilshire Blvd., Santa Monica, CA  (310) 917-6600
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                April 30, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 501067102                                           PAGE 2 OF 18 PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORTUNA ACQUISITION PARTNERS, L.P.                            TIN: 954577093
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WORKING CAPITAL
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    CALIFORNIA
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,779,831
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,391,652
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,779,831
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.7%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 501067102                                           PAGE 3 OF 18 PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORTUNA ACQUISITION CORP.                                       TIN: Pending
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,779,831
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,391,652
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,779,831
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.7%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CORPORATION
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 501067102                                           PAGE 4 OF 18 PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STROME - SUSSKIND HEDGECAP FUND, L.P.                         TIN: 954385662
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WORKING CAPITAL
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    291,113
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     291,113
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 501067102                                           PAGE 5 OF 18 PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STROME HEDGECAP, LIMITED                               TIN: N/A
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WORKING CAPITAL
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    CAYMAN ISLANDS
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    97,044
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     97,044
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CORPORATION
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 501067102                                           PAGE 6 OF 18 PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.                  TIN: 95-4450882
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    388,157
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     388,157
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 501067102                                           PAGE 7 OF 18 PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MARK E. STROME                                              TIN: ###-##-####
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    CALIFORNIA
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    388,157
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     388,157
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     INDIVIDUAL
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 501067102                                           PAGE 8 OF 18 PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SSCO, INC.                                                  TIN: 95-4450 883
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    388,157
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     388,157
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CORPORATION
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Krug International Corporation                                      Page 9 of 18
CUSIP No. 501067102
May 17, 1996


Item 1. Security and Issuer.

         This filing relates to the Common Stock, without par value (the "Krug Common Stock"), of Krug International Corporation (the "Company"). The Krug Common Stock trades on the NASDAQ maintained by the National Association of Securities Dealers. The Company's principal executive offices are located at 6 North Main Street, Suite 500, Dayton, Ohio 45402-1900; the Company's telephone number at that location is (513) 224-9066. The number of issued and outstanding shares of Krug Common Stock as reported on the Company's 10-Q for the quarter ended December 31, 1995, is 5,051,950.

Item 2. Identity and Background.

(a) This statement is filed by (i) Fortuna Acquisition Partners, L.P., a California limited partnership ("Fortuna Acquisition Partners"), with respect to shares of Krug Common Stock held or beneficially owned by the partnership,
(ii) Fortuna Acquisition Corp., a Delaware Corporation, as General Partner of Fortuna Acquisition Partners, L.P.; (iii) Strome-Susskind HedgeCap Fund, L.P. with respect to shares of Krug Common Stock beneficially owned by the partnership; (iv) Strome HedgeCap, Limited with repsect to shares of Krug Common Stock beneficially owned by the Corporation; (v) Strome Susskind Investment Management, L.P. as General Partner and discretionary investment adviser of Strome-Susskind HedgeCap Fund, L.P., and as discretionary investment adviser of Strome-Susskind HedgeCap, Ltd.; (vi) SSCO, Inc. as General Partner of Strome Susskind Investment Management, L.P.; and (vii) Mark E. Strome as a Settlor and Trustee of The Strome Family Trust, dated 12/9/93, the controlling shareholder of SSCO, Inc. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons."

         The General Partner of Fortuna Acquisition Partners, L.P., is Fortuna Acquisition Corp., a Delaware corporation.

         The General Partner of Strome-Susskind HedgeCap Fund, L.P. is Strome Susskind Investment Management, L.P., a Delaware limited partnership.

         (b) The principal business address of (i) Fortuna Acquisition Partners, L.P., and Fortuna Acquisition Corp. is 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401; (ii)
Strome-Susskind HedgeCap Fund, L.P. is 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401; (iii) Strome HedgeCap, Limited is c/o Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay
Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands; (iv) Strome Susskind Investment Management, L.P., 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401; (v) SSCO, Inc., 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401; and (vi) Mark E. Strome, 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401.

Krug International Corporation                                     Page 10 of 18
CUSIP No. 501067102
May 17, 1996

         (c) (i) The business of Fortuna Acquisition Partners is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) the business of Fortuna Acquisition Corp. is to serve as the general partner of Fortuna Acquisition Partners, L.P.;
(iii) the business of Strome-Susskind HedgeCap Fund, L.P. is that of a private investment partnership concentrating upon countercyclical and non-conventional investments; (iv) the business of Strome HedgeCap, Ltd. is the provision of countercyclical and non-conventional investments to offshore, non-United States, entities and investors; (v) the business of Strome Susskind
Investment Manager, L.P. is the provision of discretionary investment management services to institutional clients; (vi) the business of SSCO, Inc. is to serve as the general partner of Strome Susskind Investment Management, L.P.; and (vii) the business of Mark E. Strome is the provision of discretionary investment management services through Strome Susskind Investment Management, L.P.

         (d) Neither Fortuna Acquisition Partners, L.P., nor Fortuna Acquisition Corp., nor Strome-Susskind HedgeCap Fund, L.P., nor Strome HedgeCap, Ltd., nor Strome Susskind Investment Management, L.P., nor SSCO, Inc., nor Mark E. Strome has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Fortuna Acquisition Partners, L.P., nor Fortuna Acquisition Corp., nor Strome-Susskind HedgeCap Fund, L.P., nor Strome HedgeCap, Ltd., nor Strome Susskind Investment Management, L.P., nor SSCO, Inc., nor Mark E. Strome has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) (i) Fortuna Acquisition Partners, L.P., is a California limited partnership; (ii) Fortuna Acquisition Corp., is a Delaware Corporation; (iii) Strome-Susskind HedgeCap Fund, L.P. is a Delaware limited partnership; (iv) Strome HedgeCap, Ltd. is a Cayman Islands Corporation; (v) Strome Susskind Investment Management, L.P. is a Delaware limited partnership; (vi) SSCO, Inc. is a Delaware corporation; and (vii) Mark E. Strome is a California resident.

Item 3. Source and Amount of Funds and Other Consideration

         (a) The net investment cost (including commissions, if any) of the shares of Krug Common Stock beneficially owned by Fortuna Acquisition Partners, L.P., is $8,251,325.50. The source of funds for this consideration was the partnership's working capital,

Krug International Corporation                                     Page 11 of 18
CUSIP No. 501067102
May 17, 1996


         (b) The net investment cost (including commissions, if any) of the 245,400 shares of Krug Common Stock beneficially owned by Strome-Susskind HedgeCap Fund, L.P. is $1,349,700. The source of funds for this consideration was partnership working capital.

         (c) The net investment cost (including commissions, if any) of the 81,800 shares of Krug Common Stock beneficially owned by Strome HedgeCap, Limited is $449,900. The source of funds for this consideration was corporation working capital.

Item 4. Purpose of the Transaction.

         The purpose of the acquisition of the shares by the Reporting Persons is to acquire the stock of the Company's founder, Maurice F. Krug, to participate in the active management of the Company, and to gain representation on the Company's Board of Directors.

Item 5. Interest in Securities of the Issuer.

         (a) As of the date hereof, Fortuna Acquisition Partners, L.P. owns beneficially 1,779,831 shares of Krug Common Stock, which includes 245,400 shares beneficially owned by Strome-Susskind HedgeCap Fund, L.P. and 81,800 shares beneficially owned by Strome HedgeCap, Limited by virtue of a Proxy Agreement which establishes an irrevocable proxy in favor of Fortuna Acquisition Corp., subject to certain conditions. This beneficial ownership also includes 218,611 warrants to purchase Krug Common Stock, and beneficial ownership of 45,713 warrants held by Strome-Susskind HedgeCap Fund, L.P. and 15,244 warrants held by Strome HedgeCap, Limited by virtue of the above-referenced Proxy Agreement.

         Fortuna Acquisition Partners, L.P., is the beneficial owner of 29.7% of the Krug Common Stock.

         (b)     As of the date hereof, Strome-Susskind HedgeCap Fund,

Krug International Corporation                                     Page 12 of 18
CUSIP No. 501067102
May 17, 1996

L.P. owns beneficially 291,113 shares of Krug Common Stock, with sole power of disposition. This beneficial ownership includes 45,713 warrants to purchase Krug Common Stock,

         Strome-Susskind HedgeCap Fund, L.P. is the beneficial owner of 4.9% of the Krug Common Stock.

         (c) As of the date hereof, Strome Hedgecap, Limited owns beneficially 97,044 shares of Krug Common Stock. This beneficial ownership includes 15,244 warrants to purchase Krug Common Stock.

         Strome HedgeCap, Ltd. is the beneficial owner of 1.6% of the Krug Common Stock.

         (d) As of the date hereof, Strome Susskind Investment Management L.P. ("SSIM"), as (i) discretionary investment adviser and general partner of Strome-Susskind HedgeCap Fund, L.P., and (ii) discretionary investment adviser of Strome HedgeCap, Limited, owns beneficially 388,157 shares of Krug Common Stock, with shared power of disposition. This beneficial ownership includes 60,957 warrants to purchase Krug Common Stock.

         (e) As of the date hereof, SSCO, Inc., as general partner of SSIM, owns beneficially 388,157 shares of Krug Common Stock, with shared power of disposition. This beneficial ownership includes 60,957 warrants to purchase Krug Common Stock.

         (f) As of the date hereof, Mark E. Strome, as a Settlor and Trustee of The Strome Family Trust dated 12/9/93, which trust is the controlling shareholder of SSCO, Inc., owns beneficially 388,157 shares of Krug Common Stock, with shared power of disposition. This beneficial ownership includes 60,957 warrants to purchase Krug Common Stock.

         The reporting persons in the aggregate may be deemed to own an aggregate of 1,500,241 shares of Krug Common Stock, constituting approximately 29.7% of the Krug Common Stock.

         The percentages used herein are calculated based upon the 5,051,950 shares of Krug Common Stock, as set forth in the Company's 10-Q for the period ended December 31, 1995.

         (b) Fortuna Acquisition Partners has the power to vote and to dispose of the Krug Common Stock owned by it, which power may be exercised by general partner Fortuna Acquisition Corp. In addition, Fortuna Acquisition Corp. has the power to vote, but not the power to dispose, 245,400 shares beneficially owned by Strome-Susskind HedgeCap Fund, L.P. and 81,800 shares beneficially owned by Strome HedgeCap, Limited by virtue of a Proxy Agreement among the parties. As described above, SSIM, by virtues of its positions as (i) discretionary investment adviser and general partner of Strome-Susskind HedgeCap Fund, L.P., and (ii) discretionary investment adviser of Strome HedgeCap, Limited, has the power to dispose of, but not vote the 291,113 and 97,038 shares including warrants of Krug Common Stock beneficially owned, respectively, by Strome-Susskind HedgeCap Fund, L.P. and Strome HedgeCap, Limited SSCO, Inc. as general partner of SSIM, also has the power to dispose of, but not to vote, such shares of Krug Common Stock. Mark E. Strome, as settlor and trustee of The Strome Family Trust, dated December 9, 1993, which trust is the controlling shareholder of SSCO, Inc., also has the power to dispose of, but not to vote, such shares of Krug Common Stock.

         (c) The trading dates, number of shares purchased or sold and price per share for all transactions by Fortuna Acquisition Partners, L.P., Strome-Susskind HedgeCap Fund, L.P., and Strome HedgeCap, Ltd. for the past ninety days are set forth on Schedules A hereto. All such transactions were private placements. No other transactions were effected by Fortuna Acquisition Partners, L.P., Strome-Susskind HedgeCap Fund, L.P., and Strome HedgeCap, Limited during such period.

Krug International Corporation                                     Page 13 of 18
CUSIP No. 501067102
May 17, 1996

         (d) No person other than each respective owner referred to herein of Krug Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Krug Common Stock.

         (e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons expect to enter into a Proxy Agreement, essentially in the form of Exhibit 1, which will appoint Fortuna Acquisition Corp., the general partner of Fortuna Acquisition Partners, L.P., as irrevocable Proxy for the shares of Krug Common Stock owned by Strome-Susskind HedgeCap Fund, L.P. and Strome HedgeCap, Limited, subject to certain conditions therein set forth. The agreement also provides for the payment to Fortuna Acquisition Corp. of a finder's fee equal to 10% of all gains, if any, realized by the other two parties that are attributable to the Krug Common Stock and warrants.

Item 7.  Matter to be Filed as Exhibits.

         There is filed herewith as Exhibit 99.1 a Proxy Agreement essentially in the form expected to be executed by and among the Reporting Persons.

Krug International Corporation                                     Page 14 of 18
CUSIP No. 501067102
May 17, 1996


SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 1996

Fortuna Acquisition Partners, L.P.
By Fortuna Acquisition Corp., its General Partner


- ---------------------------------------------
By:      Ronald J. Vannuki
         Chairman and Chief Executive Officer



FORTUNA ACQUISITION CORP.


- ---------------------------------------------
By:      Ronald J. Vannuki
         Chairman and Chief Executive Officer



STROME-SUSSKIND HEDGECAP FUND, L.P.
  By Strome Susskind Investment Management, L.P., its General Partner By SSCO, Inc., its General Partner


- ---------------------------------------------
By:      Jeffrey Lambert, Chief Financial Officer



STROME HEDGECAP, LTD.
  By Strome Susskind Investment Management, L.P., its Investment Manager By SSCO, Inc., its General Partner


- ---------------------------------------------
By:      Jeffrey Lambert, Chief Financial Officer



STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.
By SSCO, Inc., its General Partner


- ---------------------------------------------
By:      Jeffrey Lambert, Chief Financial Officer



SSCO, Inc.


- ---------------------------------------------
By:      Jeffrey Lambert, Chief Financial Officer



MARK E. STROME


- ---------------------------------------------

Krug International Corporation                                     Page 15 of 18
CUSIP No. 501067102
May 17, 1996


                                   Appendix A

                      Transactions Since February 1, 1996



Beneficial Owner          Date             Bought (Sold)    Consideration
- ----------------          ----             -------------    -------------
Fortuna Acquisition
  Partners, L.P.          4/30/96          1,173,041        $6,453,755

Strome-Susskind
 HedgeCap Fund, L.P.      4/30/96          245,400          $1,349,700

Strome
 HedgeCap, Ltd.           4/30/96          81,800           $449,900

Krug International Corporation                                     Page 16 of 18
CUSIP No. 501067102
May 17, 1996


                                  EXHIBIT A

             JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f) (1)

        This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer" the Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf of Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint fillings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated May 17, 1996


FORTUNA ACQUISITION PARTNERS, L.P.
By Fortuna Acquisition Corp., its General Partner


- ---------------------------------------------
By:  Ronald J. Vannuki
     Chairman and Chief Executive Officer



FORTUNA ACQUISITION CORP.


- ---------------------------------------------
By:  Ronald J. Vannuki
     Chairman and Chief Executive Officer



STROME-SUSSKIND HEDGECAP FUND, L.P.
- -By Strome Susskind Investment Management, L.P., its General Partner
- -By SSCO, Inc., its General Partner


- ---------------------------------------------
By:  Jeffrey Lambert, Chief Financial Officer

Krug International Corporation                                     Page 17 of 18
CUSIP No. 501067102
May 17, 1996


STROME HEDGECAP, LTD.
  By Strome Susskind Investment Mangement, L.P., its Investment Manager By SSCO, Inc., its General Partner


- ---------------------------------------------
By:  Jeffrey Lambert, Chief Financial Officer



STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.
By: SSCO, Inc., its General Partner


- ---------------------------------------------
By:  Jeffrey Lambert, Chief Financial Officer



SSCO, INC.


- ---------------------------------------------
By:  Jeffrey Lambert, Chief Financial Officer



MARK E. STROME


- ---------------------------------------------

                         POWER OF ATTORNEY FORMS FOR
                      SCHEDULES 13D AND 13G AND FORM 13F


        I, Mark E. Strome in my individual capacity and as a principal of Strome Susskind Investment Management, L.P., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Susskind Investment Management, L.P. and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and Forms 13F and documents relating therto required to be filed under the Securities Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein. I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

        I hereby execute this Power of Attorney as of this 12th day of August, 1994.



                                                    /s/ MARK E. STROME
                                                    ------------------
                                                    Mark E. Strome